Top Wealth Group Holding Limited

Units 714 & 715, 7/F, Hong Kong Plaza

188 Connaught Road West

Hong Kong

+852 3615 8567

VIA EDGAR

February 23, 2026

Division of Corporation Finance

Office of Manufacturing

Securities & Exchange Commission

Washington, D.C. 20549

Dear SEC Officers:

Re:	Top Wealth Group Holding Limited

Request for Withdrawal of Registration Statement on Form F-3

File No. 333-293245

Top Wealth Group Holding Limited (the “Registrant”), pursuant to Rule 477 under the Securities Act of 1933, as amended, hereby requests that the U.S. Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s filing (the “Filing”) made on February 6, 2026 of the Registration Statement on Form F-3 (File No. 333-293245).

The Registrant hereby confirms that the Filing has not been declared effective and no securities have been sold in connection with the offering contemplated by the Filing.

Please contact our Mr. Herman Lee at +852 6306-1150 if you have any questions regarding this request for withdrawal.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick